Byron Rooney Manuel Garciadiaz byron.rooney@davispolk.com manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

November 30, 2021

Re:	Nu Holdings Ltd.

Registration Statement on Form F-1

November 1, 2021

File No. 333-260649

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller

Sharon Blume

Tonya K. Aldave

Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Nu Holdings Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 16, 2021 (the “Comment Letter”). On November 1, 2021, the Company publicly filed a registration statement on Form F-1 (the “Public Registration Statement,” and as amended or supplemented from time to time, the “Registration Statement”) relating to a proposed initial public offering of the Company’s Class A ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission. The Company has revised the Public Registration Statement in response to the Staff’s comments and is filing concurrently with this letter, on a public basis via EDGAR, a revised registration statement on Form F-1 (“Amendment No. 1”) reflecting these revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Public Registration Statement.

The Offering, page 17

1.

You disclose that total ordinary shares to be outstanding immediately after the global offering will be 4,600,467,348 after the sale and issuance of 289,150,155 Class A ordinary shares based on 4,244,767,963 shares outstanding as of September 30, 2021 plus (i) the Share Capital Conversion, (ii) the issuance of 830,490 Class A ordinary shares at the closing of our acquisition of Spin Pay in October 2021, (iii) the issuance of 62,212,401 Class A ordinary shares pursuant to the exercise of stock options between October 1, 2021 and October 26, 2021, (iv) and the issuance of 3,619,523 Class A ordinary shares subject to RSUs vested, net of withheld shares to settle the employees’ tax obligations, vested between October 1, 2026 and October 26, 2021. However by our calculation, such amount would be 4,600,580,932. Please reconcile and revise your disclosures accordingly, including on pages 23, 95, 97 and 98.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that (i) the number of total ordinary shares to be outstanding immediately after the global offering of 4,600,467,348 included in the Public Registration Statement was misstated due to a clerical error, and (ii) the number of total ordinary shares outstanding immediately after the global offering as disclosed in the Public Registration Statement excludes the Company’s 15,000 management shares, which management shares will be cancelled and surrendered as part of the Share Capital Conversion, as such term is defined in the Public Registration Statement.

The Company respectfully advises the Staff that Amendment No. 1 includes revised share counts to address the discrepancy and to also contemplate certain updates with respect to shares expected to be issued in its disclosure presenting the total number of ordinary shares to be outstanding immediately after the global offering.

Customer Program, page 17

2.	Please provide us with your legal analysis as to why registration is not required for the BDRs that will be issued pursuant to the customer program.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as detailed below, the Brazilian Depositary Receipts (“BDRs”) to be issued in the Customer Program (as defined in the Public Registration Statement) will be issued in accordance with Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and will therefore be exempt from registration under the Securities Act.

As described in the Public Registration Statement, Brazilian customers of Nu Pagamentos S.A.—Instituição de Pagamento (“Nu Pagamentos”), a subsidiary of the Company in Brazil, who choose to participate in the Customer Program will receive sufficient funds from such subsidiary of the Company for the subscription and payment of one BDR each. The Maximum Limit of the Customer Program (as defined in the Public Registration Statement) amounts to approximately US$32 million worth of BDRs. Participation in the Customer Program is only available for Customers (as defined in the Public Registration Statement), who are Brazilian residents and who have an active payment account with Nu Pagamentos. In order to have a payment account with Nu Pagamentos, each Customer must provide their “Cadastro de Pessoas Físicas” or CPF number (which translates from Portuguese as “Natural Persons Register” and is the Brazilian individual taxpayer registry identification, a number attributed by the Brazilian Federal Revenue (Receita Federal do Brasil) to Brazilian residents), as well as their home address, which must be in Brazil.

The Company believes the Customer Program forms a valid Category 1 offering under Rule 903(b)(1)(i) of Regulation S, for the following reasons: (1) the offer of BDRs to Customers is being made in an offshore transaction; (2) no directed selling efforts are being made in the United States by the Company, a distributor, their respective affiliates, or any person acting on behalf of any of the foregoing; and (3) the Company reasonably believes at the commencement of the offering under the Customer Program that there is not substantial U.S. market interest in the BDRs or the Company’s underlying Class A ordinary shares. With respect to the offshore transaction requirement in item (1) above, it is worth noting that each offer of BDRs in the Customer Program is only being made to Brazilian residents, and Customers are required to have a CPF number in order to participate in the Customer Program. Similarly, participating Customers are outside the United States as the Company’s products and services are only available outside the United States and the documentation relating to participating in such program is available only in the Portuguese language. Further, the Customer Program transactions will be executed outside the United States

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as the BDRs issued in the Customer Program are to be settled through the Company’s subsidiary Nu Invest Corretora de Valores S.A. (“NuInvest”), a non-U.S. broker-dealer, and will be listed on the B3, the Brazilian stock exchange. With respect to the “no directed efforts” requirement set forth in item (2) above, it is worth noting that no advertisement or publication of the Customer Program has taken place within the United States and the documentation related to participating in such program is only available in the Portuguese language. The only publication regarding the Customer Program within the United States has been in the Public Registration Statement, within the context of required disclosure regarding the BDRs issuable in the Brazilian offering concurrently with the registered offering of Class A ordinary shares in the international offering, in each case as described therein. Finally, with respect to item (3) above, it is worth noting that pursuant to the Commission’s C&DI 277.01, at the time offers were made in the Customer Program, the Company’s ordinary shares were not listed or traded in the United States, and the Company was not yet a reporting person under the U.S. Securities Exchange Act of 1934, as amended.

In addition, the Company believes the Customer Program also forms a valid Category 1 offering under Rule 903(b)(1)(ii), as the BDRs are offered and sold in an overseas-directed offering, as they are being directed solely into Brazil to Brazilian Customers of Nu Pagamentos and the offering is being made in compliance with the registration requirements of the Brazilian Securities Commission (the “CVM”) and customary practices and documentation in Brazil. In this respect, as noted above, in order for a Customer to have a payment account with Nu Pagamentos, they must provide their CPF number and Brazilian home address, only Customers with a Brazilian CPF number and Brazilian home address may participate in the Customer Program and the documentation related to participating in such program is available only in the Portuguese language.

Notwithstanding the Company’s belief that the Customer Program forms a valid offering under Category 1, the Company has also complied with the requirements for a valid Category 2 offering, for the following reasons: (1) offering restrictions have been implemented, as NuInvest is the sole distributor of the BDRs in the Customer Program, and has agreed in writing that all offers and sales of BDRs will only be made in accordance with Regulation S Rule 903 and 904, and the prospectus filed in Brazil to register the Customer Program with the CVM contains statements to the effect that the BDRs received under the Customer Program have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available; (2) no offers or sales are made to a U.S. person or for the account or benefit of a U.S. person during any distribution compliance period, as the BDRs underlying the Customer Program will be held by Nu Pagamentos for the benefit of the Customers and are subject to a 12-month restricted period, during which time Customers who participate in the Customer Program may not offer, sell, lend, contract to sell, pledge or otherwise assign or dispose their BDRs for 12 months following the closing of the Brazilian offering of BDRs; and (3) with NuInvest as the sole distributor of the BDRs in Brazil in the Customer Program, no sales will be made to another distributor, dealer or person receiving a fee or commission within the 40-day distribution compliance period, as the BDRs underlying the Customer Program are subject to the 12 month restricted period, during which time Nu Pagamentos, not the Customers, will hold title to the BDRs in Brazil that are part of the Customer Program.

Accordingly, the Company respectfully submits to the Staff that registration is not required for the BDRs that will be issued in Brazil pursuant to the Customer Program because such BDRs will be validly offered and sold in accordance with Regulation S and will therefore be exempt from registration under the Securities Act.

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The Company respectfully advises the Staff that Amendment No. 1 includes revisions to clarify that the BDRs to be offered under the Customer Program (including the Class A ordinary shares underlying such BDRs) have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States or to U.S. persons unless such BDRs are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.

* * *

Please do not hesitate to contact me at 212-450-4658 or byron.rooney@davispolk.com or Manuel Garciadiaz at 212-450-6095 or manuel.garciadiaz@ davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	David Vélez Osorno, Chief Executive Officer, Nu Holdings Ltd.

Guilherme Lago, Chief Financial Officer, Nu Holdings Ltd.

Manuel Garciadiaz, Davis Polk & Wardwell LLP

Donald Baker, White & Case LLP

John Guzman, White & Case LLP

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